Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended March 31,
	2017	2016
Earnings:
Pretax income	$98,526	$79,767
Add fixed charges as adjusted (from below)	42,829	45,471
	$141,355	$125,238
Fixed charges:
Interest expense:
Corporate	$39,203	$41,466
Amortization of deferred financing costs	1,433	1,615
Portion of rent representative of interest	2,193	2,390
Fixed charges	$42,829	$45,471
Ratio (earnings divided by fixed charges)	3.30	2.75